

March 9, 2015

<u>Via E-mail</u>
Gregory Macfarlane
Chief Financial Officer
H&R Block, Inc.
One H&R Block Way
Kansas City, MO 64105

      RE: **H&R Block, Inc.**
               Form 10-K for the Fiscal Year Ended April 30, 2014
               Filed June 19, 2014
               File No. 1-06089

Dear Mr. Macfarlane:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Terry French for

                                  Larry Spirgel
                                  Assistant Director